UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Integral Acquisition Corporation 1

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

45827K 101

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”). CUSIP number 45827K 101 has been assigned to the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), which are quoted on Nasdaq Stock Market under the symbol “INTEU.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827K 101

1	Names of Reporting Person. Integral Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,825,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,825,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ See footnote (2) below.
13	Percent of Class Represented by Amount in Row (11) 69.35% (1)(2)(3)
14	Type of Reporting Person OO

CUSIP No. 45827K 101

1	Names of Reporting Person. Enrique Klix
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,825,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,825,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ See footnote (2) below.
13	Percent of Class Represented by Amount in Row (11) 69.35% (1)(2)(3)
14	Type of Reporting Person IN

(1)

See Item 5 below. This figure includes (i) 2,824,999 shares of the Issuer’s Class A Common Stock, which Integral Sponsor LLC (the “Sponsor”) elected to convert from Class B Common Stock previously held by the Sponsor on a one-for-one basis on November 3, 2023 and (ii) one share of the Issuer’s Class B Common Stock, which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statements on Form S-1 (File No. 333-257058). The Sponsor is the record holder of the shares reported herein. Mr. Klix is the managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Common Stock held directly by the Sponsor. Mr. Klix disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)

Excludes 5,750,000 shares which may be purchased by exercising warrants included as part of the units offered and sold in IPO and 4,950,000 private placement warrants that are not presently exercisable.

(3)	Based on 4,073,341 shares of Class A Common Stock and one (1) share of Class B Common Stock issued and outstanding as of the date of this filing.

SCHEDULE 13D

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed on behalf of Integral Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Enrique Klix (collectively, the “Reporting Persons”). This Schedule 13D is being filed on behalf of the Reporting Persons to (i) update the ownership percentages of the Reporting Persons previously reported in the Schedule 13G filed by the Reporting Persons with the SEC on December 14, 2021 (the “Schedule 13G”) as a result of the redemption of an aggregate of 10,301,658 shares of Class A Common Stock in connection with the implementation of two amendments of the Issuer’s (as defined below) Amended and Restated Certificate of Incorporation, as reported in the Current Reports on Form 8-K filed by the Issuer on May 9, 2023 and November 8, 2023, and (ii) reflect the Reporting Persons’ power to influence the Issuer and, accordingly, to change the original Schedule 13G filing to a Schedule 13D filing in accordance with the rules promulgated by the SEC. This Schedule 13D also reflects the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on November 8, 2023.

This Schedule 13D is being filed to update the Reporting Person’s power to influence the Issuer as previously reflected in the Schedule 13G. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: Integral Acquisition Corporation 1 (the “Issuer”)

667 Madison Avenue, 5th Floor

New York, New York 10065

Item 2.	Identity and Background

(a) This Schedule 13D is filed by:

(i) the Sponsor, which is the holder of record of approximately 69.35% of the issued and outstanding shares of all classes of Common Stock of the Issuer (4,073,342) based on the number of shares of Class A Common Stock (4,073,341) and Class B common stock (1), outstanding as of November 9, 2023; and

(ii) Enrique Klix, the Chief Executive Officer and Director of the Issuer and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Sponsor and Enrique Klix is 667 Madison Avenue, 5th Floor, New York, New York 10065.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal occupation of Mr. Klix is the Chief Executive Officer and Director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Klix is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $4,950,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on February 16, 2021, 2,875,000 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated February 16, 2021, between the Sponsor and the Issuer (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. On December 29, 2021, the Sponsor transferred 50,000 Founder Shares to an anchor investor of the Company’s, resulting in the Sponsor owning 2,825,000 Founder Shares following the transfer.

On November 5, 2021, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 4,950,000 warrants (“Private Placement Warrants”) of the Issuer at $1.00 per Private Placement Warrant, pursuant to a Private Placement Warrants Purchase Agreement, dated November 5, 2021, between the Sponsor and the Issuer (the “Warrant Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Placement Warrant od exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s final prospectus dated November 4, 2021).

On November 3, 2023, the Sponsor elected to convert on a one-for-one basis the 2,824,999 shares of Class B Common Stock into 2,824,999 shares of Class A Common Stock (the “Founder Conversion”). The 2,824,999 shares of Class A Common Stock issued to the Sponsor in connection with the Founder Conversion (“Founder Shares”) are subject to the same registration rights and restrictions as the Class B Common Stock before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a business combination as described in the final prospectus for the Issuer’s IPO.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Klix have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,824,999 shares of Class A Common Stock and one share of Class B Common Stock, representing 69.35% of the total of the Issuer’s issued and outstanding Class A Common Stock. This amount excludes the 4,950,000 shares of Class A Common Stock underlying the Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

The foregoing beneficial ownership percentage is based on a total of 4,073,341 shares of issued and outstanding Class A Common Stock, and one share of issued and outstanding Class B Common Stock.

(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 2,824,999 shares of Class A Common Stock and one share of Class B Common Stock reported in this Schedule 13D.

Mr. Klix is the Managing Member of the Sponsor and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Klix disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Founder Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on February 16, 2021, 2,875,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. The Subscription Agreement provided that up to 375,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. At the IPO, the underwriters fully exercised their over-allotment option resulting in no Founder Shares being subject for forfeiture.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 20, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Warrants Purchase Agreement between the Issuer and Sponsor

On November 5, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 4,950,000 Private Placement Warrants pursuant to the Warrant Purchase Agreement. The description of the Warrant Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 8, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On November 2, 2021, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote any shares of Common Stock owned by it, including Founder Shares and any shares of Common Stock underlying the Private Placement Warrants, in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any other shares of Common Stock owned by it, including those underlying the Private Placement Warrants, shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below the lesser of the lesser of (i) $10.15 per Offering Share (as defined in the Insider Letter) and (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 20, 2021 (and is incorporated by reference herein as Exhibit 10.3)

Registration Rights Agreement

On November 2, 2021, in connection with the IPO, the Issuer, the Sponsor and certain other securityholders entered into a Registration and Shareholder Rights Agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 8, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of February 16, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 20, 2021).

Exhibit 10.2	Private Placement Warrant Purchase Agreement, dated as of November 5, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 8, 2021).

Exhibit 10.3	Insider Letter, dated as of November 2, 2021, by and among the Issuer, the Sponsor and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 20, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of November 2, 2021, by and among the Issuer, the Sponsor and certain other securityholder thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 8, 2021).

Exhibit 99.1	Joint Filing Agreement, dated December 14, 2021, by and between the Reporting Persons (incorporated reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons with the SEC on December 14, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023	INTEGRAL SPONSOR LLC

	By:	/s/ Enrique Klix
Name: Enrique Klix
Title: Managing Member

Date: December 11, 2023		/s/ Enrique Klix
Enrique Klix

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